Cosmos Holdings Inc.

141 West Jackson Blvd.

Suite 4236

Chicago, 60604, IL

(312) 536-3102

June 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andrew Weiner

Re:	Cosmos Holdings Inc.
Registration Statement on Form S-1
File No. 333-265190
Request for Acceleration

Dear Mr. Weiner:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cosmos Holdings Inc., a Nevada corporation (the “Registrant”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 (File No. 333-265190), to become effective at 9:00 a.m. Eastern Time on June 6, 2022, or as soon thereafter as practicable. The Registrant hereby authorizes Carmel, Milazzo & Feil LLP, legal counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant respectfully requests that it be notified of the effectiveness of the Form S-1 by a telephone call or email to Ross Carmel, Esq. at (646) 838-1310 or rcarmel@cmfllp.com.

Sincerely,

COSMOS HOLDINGS INC.

By: /s/ Grigorios Siokas

Grigorios Siokas

Chief Executive Officer

cc:	Ross Carmel, Esq., Carmel, Milazzo & Feil LLP